Exhibit 21.1

SUBSIDIARIES OF

VEEVA SYSTEMS INC.*

Jurisdiction of Incorporation
Advantage Management Solutions, Inc.	U.S.

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Veeva Systems Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this annual report on Form 10-K.